SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                       SECOND AMENDMENT TO
                          SCHEDULE 13E-4
                  Issuer Tender Offer Statement
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                   RICHARDSON ELECTRONICS, LTD.
                         (Name of Issuer)

                   RICHARDSON ELECTRONICS, LTD.
               (Name of Person(s) Filing Statement)

 7-1/4% Convertible Subordinated Debentures Due December 15, 2006
                  (Title of Class of Securities)

                            763165AB3
              (CUSIP Number of Class of Securities)

                         William G. Seils
                   Richardson Electronics, Ltd.
                      40W267 Keslinger Road
                         LaFox, IL 60147
                          (630) 208-2370
                          with copies to
          Scott Hodes                        Jay R. Schifferli
      Ross & Hardies                          Kelley Drye & Warren LLP
   150 N. Michigan Avenue                         Two Stamford Plaza
 Chicago, IL 60601-7567                            281 Tresser Blvd.
     (312) 750-2750                           Stamford, CT 06901-3229
                                                  (203) 351-8023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
   Communications on Behalf of the Person(s) Filing Statement)

                        December 18, 1996
(Date Tender Offer First Published, Sent or Given to Security Holders)

                    Calculation of Filing Fee
Transaction Valuation:  *$34,800,000         Amount of Filing Fee:   $6,960

_______________
*For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the 7-1/4% Convertible Subordinated Debentures due December 15, 2006 proposed to be acquired was established by multiplying 87%, the average of the high and low prices of such Debentures as reported on December 16, 1996 expressed as a percentage of principal amount, by $40,000,000, the maximum principal amount proposed to be accepted for exchange.

[x ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,900      Filing Party: Richardson Electronics, Ltd.
Form or Registration No.: 13E-4     Date Filed: December 18, 1996

Item 9.  Material to be Filed as Exhibits.

     (a)(4) Letter to holders of 7-1/4% Convertible Subordinated Debentures due December 15, 2006 regarding extension of Expiration Date of Exchange Offer to 5:00 P.M. Chicago Time on February 14, 1997.


                            Signature

     After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

February 3, 1997
     Date                      /s/ Edward J. Richardson
                                   Signature

                                  Edward J. Richardson, Chairman,
                                  and Chief Executive Officer
                                   (Name and Title)